TIOMIN RESOURCES INC.



05005337

82-3430

PRESS RELEASE

Tiomin Resources options large copper deposit in Peru
Drilling underway

January 10, 2005. Toronto, Canada. Tiomin Resources Inc. (TSX:TIO) is very pleased to announce it has entered into a 49/51% joint venture agreement with Compañía Minera Milpo S.A.A. (Milpo) for the exploration of the Pukaqaqa copper/gold deposit located on a 3,150 hectare (31.5 km^2) land package situated some 10 km northwest of Huancavelica and 230 km southeast of Lima. A 2,000 meter drilling program is already in progress.

Milpo, the project operator, is a Peruvian mining company listed on the Lima Stock Exchange, and a well known operator of copper, zinc and lead mines. It has an excellent track record in the development and operation of low cost mines, such as the El Porvenir mine in Cerro de Pasco, the Chapi copper project and Cerro Lindo polymetallic project and the Yvan copper mine in Chile.

The Pukaqaqa deposit was first discovered by Rio Tinto Mining and Exploration Ltd. (RT) in 1996. By 2000, approximately US$7 million had been invested in an exploration program which included geological mapping, geochemistry, trenching, geophysics, 17,590 meters of diamond drilling in 91 drill holes and metallurgical studies including flotation and leaching. The property was subsequently optioned to Milpo in October 2001, during a period of low commodity prices, for cash payments of US$0.5 million in 2005, US$1.5 million on October 1, 2006 and $2 million on October 1, 2007. RT retains a 1.0% NSR.

Tiomin can earn 49% of Milpo's option interest in the property by contributing a total of US$2.0 million, consisting of US$1.0 million in exploration expenditures of which US$300,000 is to be contributed in the first year of the agreement, and an additional $700,000 before October 1, 2007. In addition Tiomin will make US$1.0 million in cash payments consisting of US$100,000 in January 2005 and US$400,000 in July 2005 as per the agreement between Milpo and RT, and US$300,000 towards the purchase of the Jupiter claim on behalf of the JV, with the remaining $200,000 to be applied towards either the balance of property payments to RT or on further exploration work at its discretion.

Once Tiomin has earned in 49% of the option interest, it will share the balance of payments owed to RT equally with Milpo on a pro-rata basis. Effectively, Tiomin's pro-rata share of future property payments will then be US$700,000 payable on October 1, 2006 and US$1.0 million on October 1, 2007. The total acquisition cost to Tiomin for its 49% interest in the Pukaqaqa deposit is US$3.6 million which includes $1.0 million in new exploration drilling.

Tiomin President, Jean-Charles Potvin, highlights the acquisition in view of the Company's plans to expand and diversify its asset base: "We are bullish on the long term fundamentals for commodities, including copper. This exceptional property presents a solid foundation to expand our focus into growth markets and with relatively little capital requirement in the early stages. The Pukaqaqa deposit is accessible by existing roads and benefits from excellent infrastructure in an established mining camp. Its proximity to Huancavelica, a town of 35,000 inhabitants, provides access to water, a national electrical grid, roads and railway linking it to a large smelter and the port in Lima. Combined with the Kwale

titanium project in Kenya, the cornerstone of our growth, we intend to build significant value for our shareholders through such value adding acquisitions."

Mr. Potvin first became familiar with the Pukaqaqa property in 1998 when Pangea Goldfields, where he served as President, and RT were jointly exploring the adjacent Huancavelica property which was eventually acquired by Barrick Gold through its takeover of Pangea.

(A conference call will be held at 2:00 p.m. eastern standard time today – see details below to participate)

RESOURCE AND GEOLOGY

The Pukaqaqa deposit is estimated by RT to host a resource of 2.4 Mt @ 1.04% in the measured, 65.3 Mt @ 0.90% in the indicated category, in addition to an inferred resource of 18.5 Mt @ 0.94% Cu.[1] The discovery hole, PND-001, intersected 127 meters grading 1.26% Cu and 0.3 g/t Au and ended in mineralization. The deposit appears to be open at depth, increasing in grade which highlights the potential for a deep high grade resource (e.g. hole PND-21 intersected 87.5m at the -300 meter level grading 1.7% Cu, 0.44g/t Au, including 35.7m @ 3.0% Cu, 0.73g/t Au).

Pukaqaqa RT Resource Model (0.5 % cutoff) (1)

	Mt	Cu%	Au g/t	Ag g/t
Measured:	2.4	1.04	0.17	2.75
Indicated	65.3	0.90	0.15	1.70
	67.7	0.90	0.15	1.74
Inferred	18.5	0.94	0.10	2.00

The potential to further expand the resource base at depth, laterally and elsewhere on the property is excellent with indications of mineralization having been found over a 20 km long corridor hosted in Cu-Au and Zn-Pb-bearing skarn type formations over the 3,150 hectare property. In addition, several IP targets provide potential for additional shallow resources as satellite bodies close to the deposit.

The Pukaqaqa deposit includes a steeply dipping tectonized primary exoskarn and extensive secondary enriched zone. The exoskarn is more than 1,000 m long, 10-30m thick (locally >100m thick) and is characterized by friable pyrite-chalcopyrite breccia (20-70% sulphide). It occurs at the contact between limestone and porphyry. The enriched zones include the Northern Blanket (1,000 X 800m) where the IP anomaly is substantially larger than its marked limits, and the Southern Blanket (600 X 200m). The blanket mineralization is 60 to 130 m thick, mostly of chalcocite, comprising a secondary enrichment beneath a leached cap formed entirely in intrusive breccia.

Preliminary flotation tests completed by RT suggest the high sulphide breccia is amenable to processing using a simple reagent and coarse grind to produce a clean concentrate grading up to 29% copper. These tests reported 90-95% recovery for copper and 70%-85% for gold. Leaching tests completed on the secondary copper minerals found in the blanket zones showed nearly complete recovery of the leachable copper (55% of total contained copper) within 77 days. The blanket and primary breccia mineralization are soft and friable, suggesting little blasting would be required in a mining operation.

More drilling is required to expand and further define the high grade portions of the deposit and confirm resource categories. The various zones remain open laterally and at depth. The deposit has potential for both open-pit and underground mining.

Tiomin also holds interests in four large titanium-bearing mineral sands deposits along the coastal Province of Kenya. A bankable feasibility study has been completed on the Kwale deposit located south of Mombasa which is fully permitted. Tiomin is finalizing the fiscal terms and conditions necessary to proceed with the Kwale project construction. In addition, Tiomin has commenced early stage exploration at the recently announced hard rock ilmenite/rutile deposit in Guatemala where trenching is ongoing.

(1) Disclosure of Historical Estimates: The resources mentioned in this release were calculated by RT in September, 2001 with analyses having been carried out by the Bondar Clegg Laboratory Group. They have not been verified by Tiomin Resources Inc. and should not be regarded with undue reliance until further work has been performed by Tiomin on the property. Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, has confirmed the resource estimate to be relevant and reliable as defined in the CIM standards.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

Conference Call Invitation

A conference call will be held at 2:00 p.m. today (Toronto time) which will feature a presentation to be delivered by Jean-Charles Potvin, President & CEO. To participate in the call, please dial 416-695-5261; or toll-free 1-877-461-2816 at least 5 minutes prior. A question and answer period will follow. Please note that a visual presentation will be available for viewing concurrent with the conference call, by accessing the website www.tiomin.com/i/pdf/puka.pdf.

An archived recording of the call will be available thereafter – please refer to the posting on the Company's website, www.tiomin.com.